Eugene Trowbridge, CCIM

Partner

______________

Jillian Sidoti, CCIM

Partner

______________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 ______________

______________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

November 29, 2018

Via EDGAR

             Re:      Cardone Equity Fund V, LLC (the

                        “Company”)

                        File No. 024-10865

Dear Ms. Gowetski and Mr. Lobert,

Thank you for taking the time to discuss your oral comment regarding Rule 255 requirements on general solicitation regarding Rule 506(c) offerings that are currently being conducted by Cardone Capital, LLC (the “Manager”). On behalf of the Company, we appreciate the amount of time you have spent on this issue.

In an effort to satisfy the comment, the Company has either deleted certain solicitations on various social media channels and website or has inserted the following language:

Our offerings under Regulation D Rule 506(c) are available to accredited investors only.

For our Regulation A offering:

Until such time that the Offering Statement is qualified by the SEC, no money or consideration is being solicited, and if sent in response prior to qualification, such money will not be accepted. No offer to buy the securities can by accepted and no part of the purchase price can be received until the offering statement is qualified. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind. Our Offering Circular, which is part of the Offering Statement, may be found LINK INSERTED.

The link inserted is a dynamic link so that in the event the Offering Circular is changed, the link is automatically updated across all forms of solicitation automatically.

Please inform me when the Company may request acceleration. Thank you once again.

Securities Exchange Commission

Cardone Equity Fund V, LLC

November 29, 2018

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563